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SEC FILE NUMBER
8-69839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Madison Global Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 Vanderbilt Motor Parkway, Suite 205
(No. and Street)

Hauppauge	NY	11788
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Peters	212-668-8700	rpeters@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, PC
(Name – if individual, state last, first, and middle name)

125 E. Lane Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

October 20, 2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anton Gerdes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Madison Global Partners, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MADISON GLOBAL PARTNERS LLC

Financial Statements and Supplemental Information

For the Year Ended December 31, 2024

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

MADISON GLOBAL PARTNERS LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Madison Global Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madison Global Partners LLC as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Madison Global Partners LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Madison Global Partners LLC's management. Our responsibility is to express an opinion on Madison Global Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Madison Global Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of Madison Global Partners LLC's financial statements. The supplemental information is the responsibility of Madison Global Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Madison Global Partners LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 7, 2025

MADISON GLOBAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash and cash equivalents	$	100,444
Deposit with clearing brokers		638,760
Due from clearing brokers		61,119
Due from affiliates		11,739
Prepaid expenses and other assets		30,943
Accounts receivable		11,251
Property and equipment, net of accumated depreciation of $80,882		10,228
Total assets	$	864,484

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:

Accounts payable and accrued expenses	$	575,824
Total liabilities		575,824
Stockholder's equity		288,660
Total liabilities and member's equity	$	864,484

The accompanying notes are an integral part of these statements

MADISON GLOBAL PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenue:

Investment Banking	$	1,446,820
Commission revenue		599,996
Other revenue		54,668
Advisory revenue		45,118
Interest income		37,691
12b-1 revenue		12,205
Total revenue		2,196,498

Expenses:

Commission, Compensation and Benefits	1,561,271
Other administartive expenses	276,495
Clearing Costs	121,843
Professional fees	119,325
Occupancy and Equipment	82,461
Technology and Communications	35,412
Regulatory expenses	33,643
Total expenses	2,230,450
Net loss	$ (33,952)

The accompanying notes are an integral part of these statements.

MADISON GLOBAL PARTNERS LLC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance - January 1, 2024	$	372,612
Member's Distributions		(50,000)
Net Income		(33,952)
Balance - December 31, 2024	$	288,660

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:

Net loss	(33,952)
Depreciation	2,432
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities	
Changes in assets and liabilities:	
Deposit with clearing brokers	209,672
Due from clearing brokers	(9,294)
Due from affiliates	(11,739)
Prepaid expenses and other assets	2,760
Accounts receivable	(5,051)
Due from reps/employees	123,022
Accounts payable and accrued expenses	(9,384)
Due to affiliate	(23,112)
Deferred revenue	(150,000)
Cash provided by operating activities	95,354

Cash flows from investing activities:

Purchase of equipment	(2,952)
Cash used in investing activities	(2,952)

Cash flows from financing activities:

Member's distributions	(50,000)
Cash used in financing activities	(50,000)

Net increase in cash and cash equivalents	42,402
Cash and cash equivalents - beginning of the year	58,042
Cash and cash equivalents - end of the year	$ 100,444

Supplemental disclosure of cash flow information

	$ 183
Cash paid during the year for interest	$ -
Cash paid for income taxes	

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

Note 1 - **Nature of Business**

Madison Global Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages in retail brokerage including buying and selling of stocks, debt securities, U.S. government securities, mutual funds and variable life insurance or annuities. The Company also acts as a placement agent for private placements of securities.

The Company is a limited liability company; therefore, the members' liability is limited to their investment.

Note 2 - **Summary of Significant Accounting Policies**

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income taxes:
The Company is a limited liability company that is taxed as a partnership for income tax reporting purposes. Therefore, the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Pursuant to the provisions of FASB Accounting Standards Codification 7 40-1 0(ASC 7 40-10), *Accounting for Uncertainty in Income Taxes*, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Cash:
The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Revenue Recognition
Revenue from contracts with customers includes commission and concession income, fees from selling group participation, fees for providing public articles and third party research, and private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-l fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

The Company receives fees from clients from the Company forwarding nonproprietary data from public articles and from research the Firm receives from Third parties.

Note 2 -   Revenue Recognition - Continued

The Company recognizes fees from private placements upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company.

Accounts Receivable:
Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Note 3 -   Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3- 1 ("the Rule"). The Rule requires the Company maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3 % of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $224,499 which was above its required minimum net capital of $50,000 by $174,499. The Company had a ratio of aggregate indebtedness to net capital of 2.56 to 1.00 at December 31, 2024.

Note 4 -   Sub-Clearing Agreement

The Company has a sub-clearing agreement with a broker-dealer to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. Amounts receivable from its sub-clearing broker at December 31, 2024 consist of commissions receivable. The receivable is considered fully collectible at December 31, 2024 and no allowance is required.

Note 5 -   Receivable from Clearing Broker

The Company has an agreement with a clearing broker to execute and clear, on a fully-disclosed basis, customer accounts of the Company. Amounts receivable from its clearing broker at December 31, 2024 consist of funds held in an account. The receivable is considered to be fully collectible at December 31, 2024 and no allowance is required.

Note 6 -   Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

Note 7 -   Related Party Transactions

The Company is affiliated with a sister entity that is a Registered Investment Advisor ("RIA"). The terms of the expense sharing agreement provide that any general overhead expenses paid by the Company and other various operating expenses are to be repaid by the affiliate at a rate commensurate to the affiliates usage of that expense category. Expenses recorded by the affiliate for services provided on behalf of the affiliate was $94,600 as of December 31, 2024, and are included in commission, compensation and benefits, professional fees, technology and communications, occupancy and equipment, and other administrative expenses on the statement of operations of the affiliate. As of December 31, 2024, the amount due from the affiliate was $9,960.

Separately, the Company at times pays for certain other operating expenses of the sister RIA and for another affiliate company that deals in the business of insurance ("Insurance Co."), for which the Company subsequently seeks reimbursement. There was $1,779 due from the Insurance Co. at December 31, 2024 arising from the Company's payment of such expenses which was included in Due from affiliates in the accompanying statement of financial condition.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 8-   Leases

See Note 7 for a description of the Company's leases with related entities.

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU)assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Note 9-   **Retirement Plan**

The Company offers a 401(k) profit sharing plan to all employees. The Company did not make a contribution to the plan for the year ended December 31, 2024.

Note 10   **Off Balance Sheet Risk**

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11   **Concentrations**

During 2024, one customer accounted for approximately 61% of all private placement revenue. Approximately 100% of accounts receivable at December 31, 2024 is due from 2 customers. For the year ended December 31, 2024, there are two significant customers that each total over 10% of all revenue.

Note 12   **Reporting Segments**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking and retail brokerage. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the statement of financial condition as total assets. As a result, the Company in its entirety has a single reportable segment. The accounting policies of the Company's single reportable segment is the same as those described in Note 2.

Note 13   **Subsequent events:**

The Company has evaluated subsequent events through March 7, 2025, the date that the financial statements were available to be issued and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

ACCOMPANYING SCHEDULES

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

MADISON GLOBAL PARTNERS LLC

Schedule I - Computation of Net Capital under SEC Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2024

Credit Factors		
Member's equity	$	288,660
Non-allowable Assets:		
Due from affiliates		30,943
Prepaid expenses and other assets		11,739
Accounts receivable		11,251
Property and equipment		10,228
Total non-allowable assets		64,161
Net Capital before haircuts		224,499
Less : Haircuts		-
Net Capital		224,499
Minimum Net Capital Requirement (the greater of $50,000		
or 6 2/3 % of aggregate indebtedness).		50,000
Remainder: Capital in excess of all requirements	$	174,499

Capital ratio (maximum allowance 1500%)			
(*)Aggregate indebtedness	575,824		
Divided by: Net capital	224,499	=	256.49%
(*)Aggregate indebtedness:			
Accounts payable and accrued expenses			575,824
		$	575,824

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2024

There is no significant difference between net capital as reported in Part IIA of Form X-17 A-5

and net capital as computed above

9

MADISON GLOBAL PARTNERS LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2024

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 7 4 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Madison Global Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Madison Global Partners LLC claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) Madison Global Partners LLC stated that Madison Global Partners LLC met the identified exemption provisions without exception throughout the most recent fiscal year.

Madison Global Partners LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Madison Global Partners LLC limits its business activities exclusively to trading securities for own account, private placement of securities, and underwriting or selling group participation, and Madison Global Partners LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Madison Global Partners LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

Madison Global Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Madison Global Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 7, 2025

Madison Global Partners, LLC
Exemption Report
For the Year Ended December 31, 2024

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Madison Global Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

      a. All of the customer transactions are cleared through the following broker-dealers on a fully disclosed basis: **RBC Clearing and Interactive Brokers.**

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended December 31, 2024 without exception.

(3) The Company is also filing an exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R. 240 17a-5 are limited to trading securities for own account, private placement of securities, underwriting or selling group participant (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, ; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2024.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Authorized Signature:

_C E O_

Title: